UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.  5)*

SYNAGRO TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

871562203

(CUSIP Number)

David A. Donnini
GTCR Golder Rauner, L.L.C.
6100 Sears Tower
Chicago, Illinois 60606 6402
(312) 382 2200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

COPY TO:

Stephen L. Ritchie, P.C.
Kirkland & Ellis LLP
200 E. Randolph Drive
Chicago, Illinois 60601
(312) 861 2000

June 21, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 871562203

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GTCR Fund VII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,306,598

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 12,306,598

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,306,598

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 17.2%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GTCR Partners VII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 12,306,598

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 12,306,598

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,306,598

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 17.2%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GTCR Co-Invest, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 112,668

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 112,668

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 112,668

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.2%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GTCR Capital Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 881,116

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 881,116

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 881,116

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.2%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GTCR Mezzanine Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 881,116

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 881,116

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 881,116

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.2%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GTCR Partners VI, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 881,116

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 881,116

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 881,116

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.2%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GTCR Golder Rauner, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 13,300,382

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 13,300,382

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,300,382

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.6%

14.	Type of Reporting Person (See Instructions) OO

Item 1.	Security and Issuer

This statement relates to the common stock, par value $.002 per share (the “Common Stock”) of Synagro Technologies, Inc. (the “Issuer”) with its principal executive offices at 1800 Bering Drive, Suite 1000, Houston, TX 77057.

Item 2.	Identity and Background

(a) This statement is being jointly filed by each of the following persons pursuant to Rule-13d 1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (i) GTCR Fund VII, L.P., a Delaware limited partnership (“Fund VII”), by virtue of its direct beneficial ownership of Common Stock; (ii) GTCR Co-Invest, L.P., a Delaware limited partnership (“Co-Invest”), by virtue of its direct beneficial ownership of Common Stock; (iii) GTCR Capital Partners, L.P., a Delaware limited partnership (“Capital Partners” and together with Fund VII and Co-Invest, the “GTCR Funds”), by virtue of its direct beneficial ownership of Common Stock; (iv) GTCR Partners VII, L.P., a Delaware limited partnership (“GTCR Partners VII”), by virtue of it being the general partner of Fund VII; (v) GTCR Mezzanine Partners, L.P., a Delaware limited partnership (“Mezzanine Partners”), by virtue of it being the general partner of Capital Partners; (vi) GTCR Partners VI, L.P., a Delaware limited partnership (“GTCR Partners VI”), by virtue of it being the general partner of Mezzanine Partners; and (viii) GTCR Golder Rauner, L.L.C., a Delaware limited liability company (“GTCR”), by virtue of it being the general partner of GTCR Partners VII, Co-Invest and GTCR Partners VI.  Fund VII, Co-Invest, Capital Partners, GTCR Partners VII, Mezzanine Partners, GTCR Partners VI and GTCR are sometimes referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.”

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information by another Reporting Person.

The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act.  The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

Certain information required by this Item 2 concerning the executive officers and members of GTCR is set forth on Schedule A attached hereto, which is incorporated herein by reference.  GTCR is managed by its members.

(b) The address of the principal business and principal office of each of the Reporting Persons is 6100 Sears Tower, Chicago, IL 60606.

(c) The principal business of Capital Partners, Mezzanine Partners (as general partner to Capital Partners), GTCR Partners VI (as general partner of Mezzanine Partners) and GTCR (as general partner of GTCR Partners VI) is to lend money on a subordinated basis to business organizations, with the principal objective being interest income and the return of capital.  The principal business of each of the other Reporting Persons, including GTCR as general partner of GTCR Partners VII and Co-Invest, is to make investments in common and preferred stock and other interests in business organizations, domestic or foreign, with the principal objective of appreciation of capital invested.

(d) During the past five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule A to this statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule A to this statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) All individuals named in Schedule A to this statement are citizens of the United States.
Item 3.	Source and Amount of Funds or Other Consideration

On January 27, 2000, Fund VII acquired 17,358.824 shares of the Issuer’s Series C Convertible Preferred Stock (the “Series C Preferred”) and 2,641.176 shares of the Issuer’s Series D Convertible Preferred Stock (the “Series D Preferred”) in connection with a Purchase Agreement among Fund VII and the Issuer, dated as of January 27, 2000 (the “Purchase Agreement”). On February 4, 2000, Fund VII purchased an additional 419.4 shares of Series C Preferred pursuant to the Purchase Agreement. On March 24, 2000, Fund VII purchased an additional 225 shares of Series C Preferred pursuant to the Purchase Agreement. On March 27, 2000, Fund VII purchased an additional 1,260 shares of Series C Preferred pursuant to the Purchase Agreement. The purchase price for each of such shares was $1,000.00. On June 15, 2000, Fund VII purchased an additional 6,840 shares of the Issuer’s Series E Convertible Preferred Stock (the “Series E Preferred”) pursuant to the Purchase Agreement and received a warrant to purchase 1,285.5 shares of Series E Preferred, which Fund VII exercised on June 15, 2000. On August 14, 2000, Fund VII purchased an additional 25,768.744 shares of Series E Preferred pursuant to an Amended and Restated Purchase Agreement among Fund VII, GTCR Co-Invest Fund, L.P., TCW/Crescent Mezzanine Partners II, L.P., TCW/Crescent Mezzanine Trust II, TCW Leveraged Income Trust, L.P., TCW Leveraged Income Trust II, L.P., TCW Leveraged Income Trust IV, L.P. (all TCW entities collectively, the “TCW Entities”) and the Issuer, dated as of August 14, 2000 (the “Restated Purchase Agreement”), and received a warrant to purchase 2,589.635 shares of Series E Preferred, which Fund VII exercised on August 14, 2000. The source of the funds used to acquire such shares was internal capital of Fund VII.

Each share of Series C Preferred is nonvoting and is convertible into a share of Series D Preferred after the occurrence of certain events set forth in the certificate of designation establishing the Series C Preferred (the “Series C Preferred Certificate of Designation”). On April 3, 2000, Fund VII converted the 19,263.224 shares of Series C Preferred of which it was the direct beneficial owner to 19,263.224 shares of Series D Preferred. Each share of Series D Preferred and Series E Preferred is convertible into the number of shares of Common Stock obtained by dividing (1) the sum of (a) $1,000 and (b) any accrued and unpaid dividends by (2) $2.50 (the “Conversion Price”). The Conversion Price is subject to adjustment pursuant to the terms of the Series D Preferred and Series E Preferred.

On January 27, 2000, GTCR Capital and the Issuer entered into a senior subordinated loan agreement (the “Subordinated Loan Agreement”) pursuant to which GTCR Capital loaned $20,000,000 to the Issuer. In connection with the Subordinated Loan Agreement, the Issuer and GTCR Capital entered into a Warrant Agreement dated as of January 27, 2000 (the “Warrant Agreement”) pursuant to which the Issuer issued GTCR Capital a warrant to purchase 2,857.143 shares of Series D Preferred, which GTCR Capital exercised on January 27, 2000. On February 4, 2000, GTCR Capital loaned $419,400 to the Issuer pursuant to the Subordinated Loan Agreement and received a warrant to purchase 59.915 shares of Series C Preferred, which GTCR Capital exercised on February 4, 2000. On March 24, 2000, GTCR Capital loaned $225,000 to the Issuer pursuant to the Subordinated Loan Agreement and received a warrant to purchase 32.143 shares of Series C Preferred, which GTCR Capital exercised on March 24, 2000. On March 27, 2000, GTCR Capital loaned $1,260,000 to the Issuer pursuant to the Subordinated Loan Agreement and received a warrant to purchase 180 shares of Series C Preferred, which GTCR Capital exercised on March 27, 2000. On April 3, 2000, GTCR Capital converted the 272.058 shares of Series C Preferred of which it was the direct beneficial owner to 272.058 shares of Series D Preferred. On June 15, 2000, GTCR Capital loaned $4,476,000 to the Issuer pursuant to the Subordinated Loan Agreement and received a warrant to purchase 609.3 shares of Series E Preferred, which GTCR Capital exercised on June 15, 2000, and GTCR Capital also received a warrant on June 15, 2000 to purchase 114.5 shares of Series E Preferred, which GTCR Capital exercised on June 15, 2000. On August 14, 2000, GTCR Capital received a warrant to purchase 296.504 shares of Series E Preferred, which GTCR Capital exercised on August 14, 2000. On August 14, 2000, GTCR Capital entered into an Amended and Restated Senior Subordinated Loan Agreement among GTCR Capital, the TCW Entities and the Issuer (the “Restated Loan Agreement”) and an Amended and Restated GTCR Warrant Agreement, dated as of August 14, 2000 (the “Restated Warrant Agreement”), between GTCR Capital and the Issuer.

The Series C Preferred, Series D Preferred and Series E Preferred acquired by Fund VII and GTCR Capital are collectively referred to herein as the “Shares.”

A copy of the Purchase Agreement, the Subordinated Loan Agreement, the Warrant Agreement, the Series C Preferred Certificate of Designation, the certificate of designation establishing the Series D Preferred, the certificate of designation establishing the Series E Preferred, the Restated Purchase Agreement, the Restated Loan Agreement and the Restated Warrant Agreement are filed as exhibits hereto and are incorporated herein by reference. The summary of these agreements and documents and the agreements referred to elsewhere in this statement and incorporated herein by reference are not intended to be complete and are qualified in their entirety by reference to the detailed provisions of such agreements and documents.

Item 4.	Purpose of Transaction

The holders of the Series D Preferred, the Series E Preferred and future series of convertible preferred stock issued pursuant to the Restated Purchase Agreement (“Future Convertible Preferred” and, together with the Series D Preferred and Series E Preferred, the “Preferred Stock”) have the right to vote as if they were holders of Common Stock. As a result of the conversion of all of the GTCR Funds’ Shares into common stock, Fund VII shall cease to have the right to appoint one or more persons to the Issuer’s board of directors.

The Issuer, Fund VII, GTCR Co-Invest Fund, L.P., GTCR Capital and the TCW Entities have entered into an Amended and Restated Registration Agreement, dated as of August 14, 2000 (the “Restated Registration Agreement”), pursuant to which the non-Issuer parties thereto have the right in certain circumstances to require the Issuer to register their shares of Common Stock for resale under the Securities Act. Except in limited circumstances, the Issuer is obligated to pay all expenses in connection with such registration. A copy of the Restated Registration Agreement is filed as an exhibit hereto and is incorporated herein by reference.

On August 14, 2000, Fund VII, GTCR Capital, GTCR Co-Invest Fund, L.P., the TCW Entities and the Issuer entered into a Shareholders Agreement (the “Shareholders Agreement”), which is filed as an exhibit hereto and is incorporated by reference. The Shareholders Agreement contains certain rights, including pre-emptive rights, rights pursuant to which non-Issuer parties to the Shareholders Agreement may request participation in sales of the Issuer’s securities by other non-Issuer parties, and rights of certain non-Issuer parties to compel participation of other non-Issuer parties in a sale of the Issuer. Pursuant to the Shareholders Agreement, Fund VII, GTCR Capital, GTCR Co-Invest Fund, L.P. and the TCW Entities may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

On June 21, 2005 in connection with the Issuer’s primary and secondary equity offering of 37,150,000 shares of its Common Stock and pursuant to an Underwriting Agreement dated June 15, 2005 by and among the Issuer, the selling stockholders listed on Schedule B thereto, and Banc of America Securities LLC, Lehman Brothers Inc. and CIBC World Markets Corp., acting as representatives (the “Representatives”) of the several underwriters named in Schedule A thereto, the GTCR Funds converted all of their Shares into 37,527,650 shares of Common Stock and: (i) Fund VII sold 22,417,044 shares to the Representatives at a price of $4.085 per share; (ii) Co-Invest sold 205,229 shares to the Representatives at a price of $4.085 per share; and (iii) Capital Partners sold 1,604,995 shares to the Representatives at a price of $4.085 per share.

Except as set forth in the preceding paragraph and in Item 6 of this Schedule 13D, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in any of the transactions enumerated in sub items (a) through (j) of the instructions to Item 4 of this Schedule 13D.

Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

The GTCR Funds hold the Common Stock for investment purposes.  Depending on market conditions and other factors (including evaluation of the Issuer’s businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), the GTCR Funds may from time to time acquire additional securities of the Issuer or dispose of all or a portion of their investment in the Issuer.

The information set forth in Item 3 and Item 6 of this Schedule 13D is hereby incorporated herein by reference.
Item 5.	Interest in Securities of the Issuer

(a)           Fund VII is the direct beneficial owner of 12,306,598 shares of Common Stock, or approximately 17.2% of the Common Stock as of the date of this statement (assuming there are 71,508,817 shares of Common Stock outstanding).  Co-Invest is the direct beneficial owner of 112,668 shares of Common Stock, or approximately 0.2% of the Common Stock as of the date of this statement.  Capital Partners is the direct beneficial owner of 881,116 shares of Common Stock, or approximately 1.2% of the Common Stock as of the date of this statement.

By virtue of the relationship among Fund VII and GTCR Partners VII described in Item 2, GTCR Partners VII may be deemed to possess indirect beneficial ownership of the Common Stock beneficially owned by Fund VII.  By virtue of the relationship between Capital Partners, Mezzanine Partners and GTCR Partners VI described in Item 2, Mezzanine Partners and GTCR Partners VI may be deemed to possess indirect beneficial ownership of the Common Stock beneficially owned by Capital Partners.  By virtue of the relationship among Fund VII, Co-Invest, Capital Partners and GTCR described in Item 2, GTCR may be deemed to possess indirect beneficial ownership of the Common Stock beneficially owned by Fund VII, Co-Invest and Capital Partners.

The filing of this statement by GTCR Partners VII, Mezzanine Partners, GTCR Partners VI and GTCR shall not be construed as an admission that any of such parties is, for the purpose of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.

(b) Fund VII has the sole power to vote or direct the vote and the sole power to dispose of or direct the disposition of 12,306,598 shares of Common Stock, or approximately 17.2% of the

Common Stock as of the date of this statement.  Co-Invest has the sole power to vote or direct the vote and the sole power to dispose of or direct the disposition of 112,668 shares of Common Stock, or approximately 0.2% of the Common Stock as of the date of this statement.  Capital Partners has the sole power to vote or direct the vote and the sole power to dispose of or direct the disposition of 881,116 shares of Common Stock, or approximately 1.2% of the Common Stock as of the date of this statement.

By virtue of the relationship among Fund VII and GTCR Partners VII described in Item 2, GTCR Partners VII may be deemed to indirectly share the power to vote or direct the vote and indirectly share the power to dispose of or direct the disposition of the shares of Common Stock beneficially owned by Fund VII.  By virtue of the relationship among Capital Partners, Mezzanine Partners and GTCR Partners VI described in Item 2, Mezzanine Partners and GTCR Partners VI may be deemed to indirectly share the power to vote or direct the vote and indirectly share the power to dispose of or direct the disposition of the shares of Common Stock beneficially owned by GTCR Capital.  By virtue of the relationship among Fund VII, Co-Invest, Capital Partners and GTCR described in Item 2, GTCR may be deemed to indirectly share the power to vote or direct the vote and indirectly share the power to dispose or direct the disposition of the shares of Common Stock beneficially owned by Fund VII, Co-Invest and Capital Partners.

The filing of this statement by GTCR Partners VII, Mezzanine Partners, GTCR Partners VI and GTCR shall not be construed as an admission that any of such parties is, for the purpose of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.

(c)           Except as otherwise set forth in this statement, none of the Reporting Persons or, to the best knowledge of such persons, the persons named in Schedule A to this statement, has effected any transactions in the Common Stock during the past 60 days.

(d)           Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this statement.

(e) Inapplicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As described in Item 4, the Reporting Persons are parties to a Restated Registration Agreement with respect to the Common Stock they hold. A copy of the Restated Registration Agreement has been filed and is incorporated herein by reference.

Also as described in Item 4, the Reporting Persons are parties to a Shareholders Agreement with respect to the Issuer’s stock. A copy of the Shareholders Agreement has been filed and is incorporated herein by reference.

On June 15, 2005 in connection with the Issuer’s primary and secondary equity offering of 37,150,000 shares of its Common Stock, the GTCR Funds, together with the Issuer and the remaining selling stockholders listed on Schedule B thereto entered into an Underwriting Agreement with the Representatives, pursuant to which: (i) Fund VII sold 22,417,044 shares to the Representatives at a price of $4.085 per share; (ii) Co-Invest sold 205,229 shares to the Representatives at a price of $4.085 per share; and (iii) Capital Partners sold 1,604,995 shares to the Representatives at a price of $4.085 per share.

The Issuer, its executive officers and directors, the GTCR Funds and certain other stockholders of the Issuer entered into Lock-Up Agreements with the Representatives whereby they have agreed to a 90-day ‘‘lock-up,’’ subject to certain exceptions, with respect to all shares of the Issuer’s common stock, including securities that are convertible into such securities and securities that are exchangeable or exercisable for such securities. Pursuant to the Lock-up Agreements, for a period of 90 days following the date of the agreement, such persons may not offer, sell, pledge or otherwise dispose of any of these securities or request or demand that the Issuer file a registration statement related to any of these securities without the prior written consent of Banc of America Securities LLC and Lehman Brothers Inc.

Except as set forth in this statement, to the best knowledge of the Reporting Persons, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1            Joint Filing Agreement among the Reporting Persons dated as of June 30, 2005.

Exhibit 2            Certificate of Designations, Preferences and Rights of Series C Convertible Preferred Stock of Synagro Technologies, Inc. filed with the Delaware Secretary of State on January 26, 2000.*

Exhibit 3            Certificate of Designations, Preferences and Rights of Series D Convertible Preferred Stock of Synagro Technologies, Inc. filed with the Delaware Secretary of State on January 26, 2000.*

Exhibit 4            Purchase Agreement dated as of January 27, 2000 by and between Synagro Technologies, Inc. and GTCR Fund VII, L.P. *

Exhibit 5            Senior Subordinated Loan Agreement dated as of January 27, 2000 by between Synagro Technologies, Inc. and GTCR Capital Partners, L.P.*

Exhibit 6            Warrant Agreement dated as of January 27, 2000 by and between Synagro Technologies, Inc. and GTCR Capital Partners, L.P.*

Exhibit 7            Registration Rights Agreement, dated as of January 27, 2000 among Synagro Technologies, Inc., GTCR Fund VII, L.P. and GTCR Capital Partners, L.P.*

Exhibit 8            Certificate of Designations, Preferences and Rights of Series E Convertible Preferred Stock of Synagro Technologies, Inc. filed with the Delaware Secretary of State on June 14, 2000. **

Exhibit 9            Amended and Restated Purchase Agreement, dated as of August 14, 2000, among GTCR Fund VII, L.P., GTCR Co-Invest Fund, L.P., TCW/Crescent Mezzanine Partners II, L.P., TCW/Crescent Mezzanine Trust II, TCW Leveraged Income Trust, L.P., TCW Leveraged Income Trust II, L.P., TCW Leveraged Income Trust IV, L.P. and Synagro Technologies, Inc. ***

Exhibit 10          Amended and Restated Senior Subordinated Loan Agreement, dated as of August 14, 2000, among GTCR Capital Partners, L.P., TCW/Crescent Mezzanine Partners II, L.P., TCW/Crescent Mezzanine Trust II, TCW Leveraged Income Trust, L.P., TCW Leveraged Income Trust II, L.P., TCW Leveraged Income Trust IV, L.P. and Synagro Technologies, Inc.***

Exhibit 11          Amended and Restated GTCR Warrant Agreement, dated as of August 14, 2000, between GTCR Capital Partners, L.P. and Synagro Technologies, Inc.***

Exhibit 12          Amended and Restated Registration Agreement, dated as of August 14, 2000, among GTCR Fund VII, L.P., GTCR Co-Invest Fund, L.P., GTCR Capital Partners, L.P., TCW/Crescent Mezzanine Partners II, L.P., TCW/Crescent Mezzanine Trust II, TCW

Leveraged Income Trust, L.P., TCW Leveraged Income Trust II, L.P., TCW Leveraged Income Trust IV, L.P. and Synagro Technologies, Inc. ***

Exhibit 13          Shareholders Agreement, dated as of August 14, 2000, among GTCR Fund VII, L.P., GTCR Co-Invest Fund, L.P., GTCR Capital Partners, L.P., TCW/Crescent Mezzanine Partners II, L.P., TCW/Crescent Mezzanine Trust II, TCW Leveraged Income Trust, L.P., TCW Leveraged Income Trust II, L.P., TCW Leveraged Income Trust IV, L.P. and Synagro Technologies, Inc.***

Exhibit 14          Underwriting Agreement.(1)

Exhibit 15          Form of Lock-up Agreement.

* Previously filed with the Statement on Schedule 13D on February 7, 2000.

** Previously filed with the Statement on Schedule 13D on June 20, 2000.

*** Previously filed with the Statement on Schedule 13D on August 18, 2000.

(1)           Incorporated by reference to Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 21, 2005.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 30, 2005

GTCR FUND VII, L.P.

By:	GTCR Partners VII, L.P.
Its:	General Partner

By:	GTCR Golder Rauner, L.L.C.
Its:	General Partner

By:	/s/ David A. Donnini
Name:	David A. Donnini
Its:	Principal

GTCR CO-INVEST, L.P.

By:	GTCR Golder Rauner, L.L.C.
Its:	General Partner

By:	/s/ David A. Donnini
Name:	David A. Donnini
Its:	Principal

GTCR CAPITAL PARTNERS, L.P.

By:	GTCR Mezzanine Partners, L.P.
Its:	General Partner

By:	GTCR Partners VI, L.P.
Its:	General Partner

By:	GTCR Golder Rauner, L.L.C.
Its:	General Partner

By:	/s/ David A. Donnini
Name:	David A. Donnini
Its:	Principal

GTCR MEZZANINE PARTNERS, L.P.

By:	GTCR Partners VI, L.P.
Its:	General Partner

By:	GTCR Golder Rauner, L.L.C.
Its:	General Partner

By:	/s/ David A. Donnini
Name:	David A. Donnini
Its:	Principal

GTCR PARTNERS VI, L.P.

By:	GTCR Golder Rauner, L.L.C.
Its:	General Partner

By:	/s/ David A. Donnini
Name:	David A. Donnini
Its:	Principal

GTCR PARTNERS VII, L.P.

By:	GTCR Golder Rauner, L.L.C.
Its:	General Partner

By:	/s/ David A. Donnini
Name:	David A. Donnini
Its:	Principal

GTCR GOLDER RAUNER, L.L.C.

By:	/s/ David A. Donnini
Name:	David A. Donnini
Its:	Principal

EXHIBIT INDEX

Exhibit No.

Exhibit 1	Joint Filing Agreement among the Reporting Persons dated as of June , 2005.
Exhibit 2	Certificate of Designations, Preferences and Rights of Series C Convertible Preferred Stock of Synagro Technologies, Inc. filed with the Delaware Secretary of State on January 26, 2000.*
Exhibit 3	Certificate of Designations, Preferences and Rights of Series D Convertible Preferred Stock of Synagro Technologies, Inc. filed with the Delaware Secretary of State on January 26, 2000.*
Exhibit 4	Purchase Agreement dated as of January 27, 2000 by and between Synagro Technologies, Inc. and GTCR Fund VII, L.P. *
Exhibit 5	Senior Subordinated Loan Agreement dated as of January 27, 2000 by between Synagro Technologies, Inc. and GTCR Capital Partners, L.P.*
Exhibit 6	Warrant Agreement dated as of January 27, 2000 by and between Synagro Technologies, Inc. and GTCR Capital Partners, L.P.*
Exhibit 7	Registration Rights Agreement, dated as of January 27, 2000 among Synagro Technologies, Inc., GTCR Fund VII, L.P. and GTCR Capital Partners, L.P.*
Exhibit 8	Certificate of Designations, Preferences and Rights of Series E Convertible Preferred Stock of Synagro Technologies, Inc. filed with the Delaware Secretary of State on June 14, 2000. **
Exhibit 9

Amended and Restated Purchase Agreement, dated as of August 14, 2000, among GTCR Fund VII, L.P., GTCR Co-Invest Fund, L.P., TCW/Crescent Mezzanine Partners II, L.P., TCW/Crescent Mezzanine Trust II, TCW Leveraged Income Trust, L.P., TCW Leveraged Income Trust II, L.P., TCW Leveraged Income Trust IV, L.P. and Synagro Technologies, Inc. ***

Exhibit 10

Amended and Restated Senior Subordinated Loan Agreement, dated as of August 14, 2000, among GTCR Capital Partners, L.P., TCW/Crescent Mezzanine Partners II, L.P., TCW/Crescent Mezzanine Trust II, TCW Leveraged Income Trust, L.P., TCW Leveraged Income Trust II, L.P., TCW Leveraged Income Trust IV, L.P. and Synagro Technologies, Inc.***

Exhibit 11	Amended and Restated GTCR Warrant Agreement, dated as of August 14, 2000, between GTCR Capital Partners, L.P. and Synagro Technologies, Inc.***
Exhibit 12

Amended and Restated Registration Agreement, dated as of August 14, 2000, among GTCR Fund VII, L.P., GTCR Co-Invest Fund, L.P., GTCR Capital Partners, L.P., TCW/Crescent Mezzanine Partners II, L.P., TCW/Crescent Mezzanine Trust II, TCW Leveraged Income Trust, L.P., TCW Leveraged Income Trust II, L.P., TCW Leveraged Income Trust IV, L.P. and Synagro Technologies, Inc. ***

Exhibit 13

Shareholders Agreement, dated as of August 14, 2000, among GTCR Fund VII, L.P., GTCR Co-Invest Fund, L.P., GTCR Capital Partners, L.P., TCW/Crescent Mezzanine Partners II, L.P., TCW/Crescent Mezzanine Trust II, TCW Leveraged Income Trust, L.P., TCW Leveraged Income Trust II, L.P., TCW Leveraged Income Trust IV, L.P. and Synagro Technologies, Inc.***

Exhibit 14	Underwriting Agreement.(1)
Exhibit 15	Form of Lock-up Agreement

* Previously filed with the Statement on Schedule 13D on February 7, 2000.

** Previously filed with the Statement on Schedule 13D on June 20, 2000.

*** Previously filed with the Statement on Schedule 13D on August 18, 2000.

(1)                                 Incorporated by reference to Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 21, 2005.

SCHEDULE A

The following table sets forth the names and principal occupations of the executive officers and members of GTCR Golder Rauner, L.L.C.  Each such person is a citizen of the United States.  Unless otherwise specified, the business address of each person listed below is 6100 Sears Tower, Chicago, IL 60606.

Name	Principal Occupation

Philip M. Canfield	Principal and Member
David A. Donnini	Principal and Member
Edgar D. Jannotta, Jr.	Principal and Member
Joseph P. Nolan	Principal and Member
Bruce V. Rauner	Principal and Member